UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507).

(1)  BALANCE SHEET AS OF MARCH 31, 1997:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING MARCH 31, 1997:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED MARCH 31, 1997, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the first quarter of 1997, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission reserved jurisdiction over increasing the amount of authorized investment by $200 million and extending the authority to December 31, 1998.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp. owns 33.33% of the issued and outstanding common stock of C.T.S.M.T.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 223 MW gas-fired operational qualifying cogeneration facility in Paris, Texas.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.


(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING MARCH 31, 1997.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending March 31, 1997 is approximately $20 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
May 30, 1997






































                                                            EXHIBIT A
               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      March 31,
                                            ---------------------------
                                                1997           1996
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             50             48
                                            ------------   ------------
         Total net utility plant                      2              4
                                            ------------   ------------
Other Investments, at cost                       87,286         41,547
                                            ------------   ------------
Current Assets:
  Cash                                            1,738          1,013
  Accounts receivable                                84              2
  Accounts receivable from
    affiliated companies                              9             -
  Taxes receivable                                1,843             -
                                            ------------   ------------
                                                  3,674          1,015
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes                 130            130
  Deferred development costs                      6,611          6,554
  Other                                             496            699
                                            ------------   ------------
                                                  7,237          7,383
                                            ------------   ------------
       Total Assets                         $    98,199    $    49,949
                                            ============   ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                      115,142         65,937
  Retained earnings                             (19,071)       (17,071)
                                            ------------   ------------
    Total capitalization                         96,071         48,866
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  (56)           (69)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  474            536
  Accounts payable to affiliated companies          750            432
  Taxes accrued                                     663             24
  Other                                             297            160
                                            ------------   ------------
                                                  2,184          1,152
                                            ------------   ------------
    Total Capitalization and Liabilities    $    98,199    $    49,949
                                            ============   ============


                                                    EXHIBIT B

                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                       March 31,
                                              ---------------------------
                                                  1997           1996
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         5,011          7,182
  Depreciation                                        443            654
  Federal and state income taxes                   (1,568)        (2,112)
  Taxes other than income taxes                        26             18
                                              ------------   ------------
     Total operating expenses                       3,912          5,742
                                              ------------   ------------
Operating Loss                                     (3,912)        (5,742)
                                              ------------   ------------

Other Income:
  Investment income                                 2,002          1,394
  Other, net                                          (75)           156
                                              ------------   ------------
    Total other income                              1,927          1,550
                                              ------------   ------------
     Loss before interest charges                  (1,985)        (4,192)
                                              ------------   ------------

Interest Charges                                       15             20
                                              ------------   ------------

Net Income (Loss)                             $    (2,000)   $    (4,212)
                                              ============   ============

                       Charter Oak Energy and Subsidiaries
Exhibit C
                         Detail of Intercompany Services
                       Twelve Months Ended March 31, 1997

                              Charter Oak Energy
                              ------------------



                                                         NON-
Service         Type of Services Provided     PAYROLL   PAYROLL    TOTAL
Provided By
-----------------------------------------------------------------------------
NUSCO            Charter Oak staff            1,033,619   159,793 1,193,412
                Accounting and
                financial services               29,466     2,770    32,236
                Legal services                    2,789     3,621     6,410
                Miscellaneous                    19,953    13,810    33,763

                                              ------------------------------
                Total NUSCO Services          1,085,827   179,994 1,265,821

                                              ------------------------------

NNECO           Miscellaneous                         0       125       125

                                              ------------------------------
              Total NNECO Services                    0       125       125

CL&P          Miscellaneous                           0     3,895     3,895

                                              ------------------------------
              Total CL&P Services                     0     3,895     3,895

                                              ------------------------------
CHARTER OAK
DEVELOPMENT
CORP           Legal services                         0    71,345    71,345
               Miscellaneous                          0    52,867    52,867

                                              ------------------------------
               Total COD Services                     0   124,212   124,212

                                              ------------------------------

       Total   Services Provided              1,085,827   308,226 1,394,053

                                              ==============================


                            Charter Oak Paris, Inc.
                            -----------------------

Service                                                 NON-
Provided By     Type of Services Provided     PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------

NUSCO           Legal services                    60         0        60
                Accounting and
                financial services                94         0        94

                                               ------------------------------

               Total Services Provided           154         0       154

                                               ==============================



                             COE Development Corp.
                             ---------------------

Service                                                   NON-
Provided By     Type of Services Provided      PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------

NUSCO           Charter Oak staff            1,429,615 1,010,622 2,440,237
                Engineering services            14,784       124    14,908
                Legal services                       0   143,111   143,111
                Miscellaneous                   14,662       451    15,113

                                               ------------------------------
                Total NUSCO Services         1,459,061 1,154,308 2,613,369

                                               ------------------------------
CL&P            Miscellaneous                    5,474     1,172     6,646

                                               ------------------------------
             Total CL&P Services                 5,474     1,172     6,646

                                               ------------------------------

PSNH         Engineering Services                    0       414       414
             Miscellaneous                       1,774     1,492     3,266

                                               ------------------------------
             Total PSNH Services                 1,774     1,906     3,680

WMECO        Engineering Services                    0       271       271

                                               ------------------------------
             Total WMECO Services                    0       271       271

                                               ------------------------------

CHARTER OAK
ENERGY       Miscellaneous                           0    (2,523)   (2,523)
             Legal Services                          0     1,747     1,747

                                               ------------------------------
             Total COE Services                      0      (776)     (776)

                                               ------------------------------

COE TEJONA
CORP         Outside Services                        0    13,000    13,000

                                               ------------------------------
             Total COE Services                      0    13,000    13,000
                                               ------------------------------


        Total Services Provided              1,466,309 1,169,881 2,636,190

                                             ================================



                                COE (UK) Corp.
                                --------------
Service                                                  NON-
Provided By   Type of Services Provided      PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO         Charter Oak staff               12,031     8,758    20,789
              Accounting and
                Financial Services               366        75       441

                                             --------------------------------
           Total NUSCO services               12,397     8,833    21,230

                                             --------------------------------

CHARTER OAK
ENERGY     Outside Services                        0     7,577     7,577

                                             --------------------------------
           Total COE Services                      0     7,577     7,577

                                             --------------------------------

CHARTER OAK   Legal Services                       0       193       193
DEVELOPMENT
 CORP         Miscellaneous                        0     4,509     4,509

                                             --------------------------------
            Total COD services                     0     4,702     4,702

                                             --------------------------------


           Total Services Provided            12,397    21,112    33,509

                                            =================================


                             COE Argentina I Corp.
                            ----------------------

Service                                                  NON-
Provided By    Type of Services Provided      PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------

NUSCO             Charter Oak Staff               0       150       150

                                               -----------------------------
                 Total NUSCO services             0       150       150

                                              ------------------------------

                 Total Services Provided          0       150       150

                                              ==============================



                              COE (GENCOE) Corp.
                            ----------------------

Service                                                  NON-
Provided By     Type of Services Provided    PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO           Miscellaneous                   0        75        75

                                                -----------------------------

               Total Services Provided          0        75        75

                                               ==============================


                            COE Argentina II Corp.
                            ----------------------

Service                                                NON-
Provided By   Type of Services Provided     PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------

NUSCO         Miscellaneous                    0        75        75
              Charter Oak Staff            8,415    18,798    27,213

                                          -----------------------------
             Total NUSCO Services          8,415    18,873    27,288


COE Development    Outside Services            0    27,390    27,390
                   Legal Services              0     1,570     1,570
                                         ------------------------------
          Total COE Development Services       0    28,960    28,960


CHARTER OAK ENERGY   Outside Services          0     1,032     1,032
                     Legal Services            0         0         0

                                         ------------------------------
         Total COE Energy Services             0     1,032     1,032

                                         ------------------------------

        Total Services Provided            8,415    48,865    57,280

                                         ==============================


                               COE Tejona Corp.
                               ----------------

Service                                                 NON-
Provided By    Type of Services Provided     PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------

NUSCO           Miscellaneous                 4,874      (582)    4,292
                Accounting Services               0         0         0
                Charter Oak Staff            30,947    25,966    56,913
                Legal Services                    0     1,334    1, 334
                                            ------------------------------
               Total Services Provided       35,821    26,718    62,539


COE Development  Charter Oak Staff                0    47,796    47,796
                 Legal Services                   0         0         0
                                           -------------------------------
     Total COE Development Services               0    47,796    47,796


CHARTER OAK ENERGY   Charter Oak Staff            0       911       911
                                           --------------------------------
          Total COE Energy Services               0       911       911

                                           ---------------------------------

          Total Services Provided            35,821    75,425   111,246

                                           =================================



                              COE AVE FENIX Corp.
                              -------------------
Service                                                 NON-
Provided By   Type of Services Provided     PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO         Miscellaneous                  9,756        75     9,831

                                            ------------------------------
             Total Services Provided         9,756        75     9,831

                                            ==============================